EXHIBIT 99.1

Electra Announces Voting Results from 2026 Annual Meeting of Shareholders

TORONTO, June 23, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces voting results from its 2026 annual general and special meeting of shareholders held today, June 23, 2026, in Toronto.

A total of 48,202,558 common shares in the capital of the Company (“Common Shares”), representing 46.47% of Electra’s issued and outstanding Common Shares, were represented in person or by proxy at the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of MNP LLP as external auditors.

Each of the seven director nominees listed in the management information circular was elected to serve until the next annual meeting of shareholders or until their successors are duly elected or appointed, as set out below:

Nominee	Votes For	% of Votes For	Votes Against	% Against
David Stetson	36,854,002	98.79%	452,477	1.21%
John Pollesel	36,733,587	98.46%	572,892	1.54%
Trent Mell	36,754,568	98.52%	551,911	1.48%
Alden Greenhouse	36,886,940	98.88%	419,539	1.12%
Gerard Hueber	36,745,332	98.50%	561,147	1.50%
Jody Thomas	36,658,511	98.26%	647,968	1.74%
Susan Uthayakumar	36,793,404	98.62%	513,075	1.38%

At the meeting, shareholders also approved the 2022 amended and restated LTIP (the “2022 Amended and Restated LTIP”). The 2022 Amended and Restated LTIP was last approved by shareholders on June 24, 2025 and the LTIP resolution does not amend the 2022 Amended and Restated LTIP, other than increasing the number of awards issuable thereunder. As approved, the maximum number of Common Shares issuable pursuant to: (i) Options shall not exceed 8,725,000 Common Shares; (ii) Restricted Share Units shall not exceed 440,000 Common Shares; (iii) Performance Share Units shall not exceed 440,000 Common Shares; and (iv) Deferred Share Units shall not exceed 1,385,784 Common Shares.

Shareholders also approved the Employee Share Purchase Plan for the Company (the “ESP Plan”). The ESP Plan was last approved by shareholders on December 20, 2024 and the ESP Plan resolution does not amend the ESP Plan other than to increase the maximum number of Common Shares reserved for issuance thereunder from 250,000 to 400,000.

The 2022 Amended and Restated LTIP and ESP Plan were conditionally approved by the TSX Venture Exchange (the “TSXV”) on May 4, 2026 and remain subject to final acceptance of the TSXV.

The business of the meeting also included approval of a ratification of the grant of (i) 1,600,000 Options, (ii) 190,459 Deferred Share Units and (iii) 174,000 Restricted Share Units in excess of the limits prescribed in the 2022 Amended and Restated LTIP and approval of a special resolution authorizing a potential reverse split of the Company’s issued and outstanding Common Shares (the “Reverse Split”) at a ratio of one (1) post-reverse split Common Share for between two (2) and six (6) pre-reverse split Common Shares, as determined by the board of directors of the Company (the “Board”) in its sole discretion.

The Reverse Split resolution authorizes, but does not require, the Board to complete a reverse split of the Company’s issued and outstanding Common Shares. Even though shareholder approval has been obtained, the Board may elect not to proceed with the Reverse Split. If implemented, the Company will announce the effective date and final ratio by news release.

The Company’s full voting results at the meeting are available on SEDAR+ at www.sedarplus.com.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release relating to the Reverse Split, whether it will be effected and pursuant to what ratio. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to, that the Company may determine not to effect a Reverse Split, and the risk of potential adverse market perception or volatility associated with any such actions. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.